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                                               Filed by Veeco Instruments Inc.
                     Filed pursuant to Rules 165 and 425 promulgated under the
                          Securities Act of 1933, as amended, and deemed filed
                                 pursuant to Rule 14a-12 promulgated under the
                                    Securities Exchange Act of 1934, as amended

                                        Subject Company: Veeco Instruments Inc.
                                                   Commission File No.: 0-16244

On July 29th, 2002, Veeco Instruments Inc. held a conference call discussing its
                Second Quarter 2002 Earnings. A transcript of that call follows:



                                      VEECO

                             MODERATOR: DEBRA WASSER
                                  JULY 29, 2002
                                   9:00 AM CT



Operator: Good day everyone and welcome to Veeco Second Quarter 2002 Earnings conference call. Today's conference is being recorded. For opening remarks I would like to turn the call over to Debra Wasser. Please go ahead.

Debra Wasser: Thank you good morning everyone this is Debra Wasser Veeco's
         Vice President of Investor Relations. Joining me on today's call are Ed Braun our chairman and CEO and President and Jack Rein our Chief Financial Officer.

         Veeco announced our second quarter 2002 results at 7 am Eastern Time this morning. If you haven't yet seen the press release please visit the veeco.com Web site or call (Nikie Tomastic) at 516 677 0200 extension 1403 and she will get you a copy immediately. This call is being recorded by Veeco instruments and is copyrighted material. It cannot be recorded or re-broadcast without Veeco's express permission. Your participation implies consent to our statement.

         To the extend this call discusses expectations about market conditions market acceptance on future sales of the company's products future earnings expectations or otherwise make statements about the future such statements are forward-looking and are subject to a number of


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         risks and uncertainties that require the actual results could differ materially from the statements made today.

         These factors are discussed in the business description and management's discussion and analysis section of the company's report on form 10K and annual report to shareholders. In addition we refer you to today's press release to read specific information concerning our filing to our proposed merger with FEI Company.

         This call is being Web cast live and at the Veeco.com Web site and will be available for replay in archive for future reference. The company does not plant to update the information on this Web cast once it has been archived. I would now like to turn the call over to Ed.

Ed Braun: Thank you Debra. Good morning Veeco Instruments today announced its financial results for the second quarter in six months ending June 30 2002. The company met its prior guidance for the second quarter reporting revenues of $77.3 million a net loss of $1.6 million or 6 cents per share. And pro forma earnings per share of 2 cents.

         Second quarter 2002 bookings of $78.2 million increased 11 cents sequentially from the first quarter of 2002. Veeco's metrology orders increased 29% sequentially to $41.1 million while process equipment orders declined 3% to $37.1 million for the quarter. Metrology orders of $41.1 million represent a high for the last six quarters and are expected to continue to increase quarter upon quarter based on both semiconductor and nanotechnology growth.

         Process equipment orders of $37.1 million clearly above the low point of the second half of 2001 are likely to remain stable in Q3 and grow in 2003. Veeco sales for the second quarter of 2002 were $77.3 million a 31% decrease from the $112.1 million reported for the same quarter in '01.

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         Metrology sales were $40.4 million in the second quarter compared to
         $38.9 million in the second quarter of '01. Veeco's process equipment sales were $36.9 million in the second quarter of this year compared with $73.2 million in the second quarter of last year. Veeco sales by market in the second quarter reflect the company's broad end market focus and consisted of 39% in data storage, 14% in telecommunication wireless, 12% in semiconductor and 35% in scientific research.

         Veeco's bookings for the second quarter were $78.2 million down 3% from the year ago period but up 11% sequentially from the first quarter of 2002. Second quarter of 2002 metrology bookings as I commented were $41.1 million compared to $40.2 million in the second quarter of '01. And second quarter process equipment bookings were $37 million compared to $40.1 million in the second quarter of last year.

         The company's second quarter book-to-bill ratio is 1.01. Veeco's bookings in the second quarter consisted of 31% data storage, 12% telecom wireless, 16% semiconductor and 41% scientific research. We are pleased that our orders have improved in each of the last three quarters. And within our overall 11% sequential order increase for Q2 our diverse end market included more significant growth in semiconductor where our sequential growth was 34% in the quarter.

         Our sequential growth in scientific research was 41% in the quarter. Data storage was flat and grew about 1% and there was a 34% decline in telecom orders compared to Q1.

         Let me address these core markets individually. Our semiconductor Q2 orders increased 34% to $12.5 million. And that is the third quarter of sequential increase in semiconductor orders. And those orders included 11 orders for our production in-fab target force microscope systems compared to three orders in the Q1 period.

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         Driven by the need to improve low yields on .13-micron line widths, copper and 300-millimeter wafer programs. New fabs are reporting very low yields in the range of 10 to 30% on critical new process steps. And that is clearly driving the need for continued metrology buys but likely is slowing the next wave of industry wide 300-millimeter cap ex investments until the yields improve and IC device costs on 300-millimeter wafers improve in comparison to 200 millimeter.

         We expect to see more adopters of Veeco's AFM in the fab going forward. So we expect continued moderate quarter-to-quarter order growth for both Q3 and Q4 in our semiconductor sector. We had a positive reaction at SEMI West to the introduction of our new Veeco dimension X3D atomic force microscope for sub .1-micron metrology including a new lithography measurement capability, which added a sizable new segment to our available market for AFMs. We expect to take initial dimensions X3D orders in Q3.

         Our semi orders are now up nearly 70% from their 2001 bottom. Good progress but a long way from new highs. On new 3D AFM surface metrology products will compliment quite nicely FEIs 3D subsurface dual beam (epafib) and SEM metrology product for demanding .13 micron and copper buried defect and buried layer of sub surface semiconductor applications.

         Moving to our scientific research market that segment had Q2 orders of $31.9 million an increase of 41% sequentially. This sector includes the combination of nanotechnology, life sciences, university research and industrial research. Our high-resolution atomic force microscope and our new scanning probe microscopes have become the research standards for atomic imaging and measurements and are leading us to new products and new nanoscience markets.

         Geographically Europe, Japan and China have now followed the US government in funding multidisciplinary nanotechnology centers sponsoring molecular and atomic nanotechnology research across life sciences, pharmaceuticals, molecular research material science as well as semiconductor data storage and telecom applications.

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         It is still very early in this emerging growth area but the national science foundation predicts that the total market for nanotechnology products and services will reach one trillion dollars by 2015. And comments that it is hard to think of any single industry that isn't likely to be disruptive by nanotechnology.

         For 15 years Veeco has maintained a profitable and growing business in scanning probe microscopy that enables nanoscale analysis. And so we are well positioned for the ride in nanotechnology spending. And this is another are where the combination of Veeco's AFM and FEIs research product leadership in atomic imaging, transmission, electron microscopy and scanning electronic microscopy will produce a sizable new Veeco/FEI metrology presence going forward.

         With this scientific research nanotechnology should be viewed as an area of both short and long term Veeco growth. Veeco atomic force microscopes will continue to be seen as critical and enabling imaging in high resolution measurement tools allowing us to expand our strong intellectual properties and our market penetration by introducing new imaging and new molecular analysis manipulation products going forward. And to further benefit from these emerging technologies that stem from today's nanoscience research.

         Moving to data storage the data storage market Q2 orders were up 1% essentially flat at a level of about $24.6 million. Within data storage area density growth continues and new technology buys sustain at least flat capital spending going forward. In this quarter we benefited from our breadth of etch and deposition product lines as orders for Ion Beam deposition, Ion Beam etch and diamond like carbon systems increased. While PVDs declined in the quarter.

         The combination of Ion Beam deposition and physical vapor deposition in a single cluster tool remains important for next generation SEM film sensor heads. And we intend to accelerate the


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         integration of our Plainview and Rochester equipment sites to lower our operating costs and to produce a common Veeco platform offering integrated technologies of PVD and IVD.

         This is quite important to our major accounts in data storage, Seagate, IBM, Hitachi, (Readwrite), (CDK), (Alps) and (Fujisu). We expect the data storage to be at least flat in Q3 at about the $25 to $26 million level in orders.

         In telecom wireless orders declined in Q2 from $14 million in Q1 to $9.2 million in Q2. And the orders were entirely research and university focused. There are no capacity or production vibes in the sector. We continue to pursue those R&D process developments that will define future integrated optical telecom wireless devices. And that is where we think the recovery lies.

         We continue to provide enabling process technology for this device development. Telecom and semiconductor device manufacturers are currently exploring chip sets to talk to each other. And this will be a sizable growth opportunity in late 2003 and 2004. But will be R&D based for the next few quarters remaining at the current order rates.

         So in summary across Veeco's diverse markets we see overall continued order growth in Q3 based on continued double digit expected growth in semiconductor, double digit expected growth in scientific research and nanotechnology, flat to slightly up data storage orders and flat telecom orders.

         Veeco currently estimates that the third quarter 2002 sales will be in a range of $78 to $80 million with pro forma earnings per share between 2 and 4 cents using a 35% tax rate and excluding amortization expenses. Veeco currently forecasts that third quarter 2002 bookings will continue to grow and exceed $75 million. And we expect margins to continue to improve reflecting growth in our two high margin market areas semiconductor and scientific research.

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         Commenting on Q2 financial performance and product mix I would say that despite a 3% decline in revenues our margins increased in Q2 as cost cutting measures continued and as higher metrology product content produced better operating margins overall. Current gross margins in metrology are approximately 53% and current gross margins in process equipment improved slightly in the quarter to about 37%.

         We will continue to take steps to lower our overall costs, reduce our break-even point and integrate product platforms to allow the benefit of common hardware and software platforms to our customers in both process equipment and metrology. In 2003 we expect to see process equipment growth coming from the next generation of thin-film sensor head deposition requirements from semiconductor advanced face shift and sub wave length mass deposition which requires IVD and PVD and processed development research in wireless applications.

         At this point I would like to introduce Jack Rein our CFO to address Q2 financials and then we would be pleased to take your questions. Jack.

Jack Rein: Thank you Ed. For the three-month ended June 30 2002 sales were
         $77.3 million a decrease of 31% versus the 2001-second quarter. The decrease is attributable to the process equipment product, which experienced a 50% decline compared to prior year second quarter while metrology sales increased by 4%.

         The decrease in process equipment sales resulted in a decline in sales of topical filter deposition to the telecommunication industry as well as decrease in sales to the data storage industry. Gross profits were $35.2 million for the quarter or 45.5% of sales compared to $53.1 million or 47.4% of sales for 2001-second quarter.

         The decline is attributable to the increase in sales volume in processed equipment. Sequentially gross margins improved 3.4% from 42.1% in the first quarter 2002. The sequential gross margin

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         improvement resulted from a greater proportion of metrology sales that have higher gross margins as well as improved gross margin in processed equipment on lower sales volumes resulting from the overhead reductions that were implemented in the fourth quarter 2001 and the first quarter 2002.

         Operating expenses came in at $32 million or 42.6% of sales down $2.8 million from the second quarter of 2001. This reflects $5.9 million of spending cuts including a main dollar reduction in foreign currency exchange losses both set in part by the impact of our acquisitions in 2001 of Applied EPI expenses whose costs are not reflected in the prior year comparable quarter.

         R&D expense totaled $13.9 million representing just part of the $900,000 from the 2001 quarter. But up $600,000 sequentially as a result of the completion of several key atomic force microscope new products. SG&A came in at $19.3 million compared to $20.7 million in the second quarter of 2001. The decrease is principally due to a decrease in selling and commission expense as a result of decreased sales volumes both set partly by SG&A for Applied EPI and (TM) acquisitions, which had no comparable spending in 2001.

         Restructuring costs of $1.1 million during the second quarter 2002 includes severance expenses related to cost reduction programs announced and initiated in the fourth quarter of 2001. While the actions were planned and initiated in the fourth quarter of 2001 current accounting guidelines require the associated charges be recorded when the actions are actually completed. Reduction of work force took place principally at our process equipment group operations.

         Amortization expense totaled $3.2 million in the first quarter of 2002
         - second quarter sorry versus $900,000 in 2001 quarter. The increase is due principally to intangibles assets acquired in connection of the acquisitions of Applied EPI and (TM Microscopes). Interest expense net totaled $1.5 million as compared to net interest income of $400,000 that was comparable to 2001 quarter.

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         Increase in interest expense is a direct result of the issuance of our subordinated convertible notes in December in 2001 and January of 2002. Earnings before interest taxes and amortization and restructure charges totaled $2.2 million compared with $17.4 million in 2001.

         Veeco's second quarter 2002 net loss is $1.6 million or 6 cents per share compared to net income of $10 million or 40 cents per diluted share in second quarter of 2002. Pro forma EPS for the quarter was 2 cents utilizing a 35-cent tax rate and excluding restructuring charges amortization expense. This is compared to 46 cents for 2001-second quarter.

         For the six months sales totaled $157.5 million or 34-cent decrease compared to 2001. Due primarily to the decrease of $71.8 million in sales process equipment files. Gross margins for six months were 43.8% sales compared to 47.1% in 2001. Gross margin decline is primarily attributable to the violent decrease in process equipment sales and particularly optical filter deposition products and the telecommunication industry.

         R&D expense total $27.3 million a decrease of $2.7 million from the 2001 six-month period. SG&A was $38.4 million down $3.5 million from 2001. The decrease in SG&A is due to decrease selling expenses in response to the sales volume decrease. Other expense net decreased $1.9 million to $200,000 in income. This is due to the reduction in foreign currency exchange losses experienced in the first half of 2001.

         Restructuring costs of $1.9 million for the six months is principally comprised of severance costs associated with a 7% workforce reduction. Amortization expense totaled $6.9 million in the first six months of 2002 compared with $3.2 million in 2001. The increase is due primarily to intangible assets acquired in connection with the acquisitions of Applied EPI and (TM Microscopes).

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         Interest expense net totaled $3 million as compared to net interest income of $1.2 million and the comparable 2001 period. The increase in interest expense results in the issuance of subordinated notes we spoke of earlier. Earnings before interest taxes and amortization and restructuring charges total $3.5 million compared to $38.4 million in 2001.

         Veeco's six months 2002 net loss is $5.1 million or 18 cents per share and a net income of $22.9 or 91 cents per diluted share in 2001 six-month period. Pro forma EPS in six months was a penny using a 35% tax rate and excluding restructuring charges amortization and discontinued operation. This compares to $1.02 for the 2001 six months.

         We are currently forecasting third quarter '02 revenues in the range of $75 to $80 million with forecasted pro forma earnings per share in the range of 2 to 4 cents. Cash equivalent totaled $221 million at the June 30 balance sheet. We closed on the sale of the ((inaudible)) measurement business in May of 2002 and collected $3.7 million on the sales.

         Accounts receivable were $73 million with DSO remaining at 75 days. Inventory was $104 million at June 30 with a 1.6 times turnover. Cap ex was $4.2 million in the six months of 2002 with depreciation expense came in at $7.2 million. The balance sheet liquidity position remained quite strong with 1 to 24 million-stockholder equity. At this point we will return to Ed for additional comments and your questions.

Ed Braun: Thank you Jack. I would remind all that we did announce a very exciting and compelling merger opportunity. That Veeco/FEI announced a signing of a significant definitive merger agreement. Veeco and FEI have submitted Hart-Scott-Radino notification filings to the Federal Trade Commission and Department of Justice. And we currently plan to file our preliminary joint proxy statement with the SEC in early August.

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         Each company will seek stockholder approval of the merger at special meetings to be held in the coming months. And we currently expect to close the merger in October. Veeco and FEI have established a combined integration team, which has already begun focusing on merger synergies and working to create an integrated efficient highly profitable Veeco/FEI.

         We believe that the Veeco/FEI merger represents a strategically compelling opportunity for the stockholders of both companies and will create an exciting new leadership equipment supplier in both metrology and process equipment. Veeco/FEI will have critical mass in growth opportunities driven by our complimentary leadership technologies in 3D metrology for semiconductor, scientific research, and data storage markets.

         In addition the new company will possess a strong sales and service channel to support our worldwide customers' base and a stronger broader management team. Vahe and I look forward to a completion of this transaction early in Q4 and feel this is a very very significant step in the growth of both companies. Operator at this point we would be pleased to take questions.

Operator: Thank you gentlemen. Today's question and answer session will be conducted electronically. If you would like to ask a question please press the star key followed by the 1 on your touchtone telephone. Once again if you would like to ask a question press star 1. We will take as many questions as time permits and in the order in which you signal us. We will pause for a moment to assemble the roster. And our first question comes from Robert Maire with Bear Stearns.

Robert Maire: Hi could you give us a little insight as to going forward we are looking at orders being up given the recent state of announcements of somewhat reduced cap ex or concern about that. Maybe give us a break down where you see more of the increase coming from or which sectors will be more aggressive in moving up in the coming quarters.

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Ed Braun: Yes Robert I think Q3 order increase will be similar in size and composition to Q2 in that these very low yields that people are experiencing at .13, micron and copper I think are forcing earlier adoption of AFM. And so we will see a continued growth in our AFM metrology business associated with low yields.

         And I think we will see continued growth in nanotechnology. I think data storage orders while they are at a stable level likely will be unchanged in Q3 and I think Telecom will be unchanged in Q3. So the growth will come from semiconductor, advanced metrology and nanotechnology for a modest order growth of something in excess of $75 to $80 million in Q3

Robert Maire: In data storage given the recent sale of IBM's disk drive business and such any particular change in strategy there? Or change in potential customers' base given that sale or any other - what is your outlook on data storage industry over the near term. And where do you think they are on the technology?

Ed Braun: Well the area density growth continues within the industry. We continue to see interest in combinations of PVD - 10 target - 6 target PVD combined with IVD and IMB oxidation throughout the industry. We have delivered our first five or six systems. IBM and Hitachi have both traditionally been strong Veeco customers.

         They are now themselves trying to define the R&D solution of choice for them for next generation heads. They traditionally have always used a combination of IVD and PVD and we are discussing new tools for their next generation head that would likely be a combination of those technologies with I thin k orders coming probably late Q3 early Q4.

Robert Maire: Okay and one of the last questions given the merger with FEI one of the things that has always been talked about in metrology are integrated metrology tools, integrating them with process equipment tools and such. Are there any conflicts of interest or other things that would

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         prevent you for getting on tools? And what do you see in terms of your ability to develop that kind of tool set that would be integral to other front-end process tools.

Ed Braun: We have watched over the last couple of years the interest in integrated metrology tools that you have described. And we have quoted from time to time our own cluster deposition etch and deposition tools with a module with a metrology module. But I would say that activity is modest in comparison to the growth we are seeing in standalone in-line metrology fab tools.

         So we are prepared to integrate metrology into process equipment but Rob it doesn't seem to be happening t the same speed that people continue to buy dedicated metrology tools. The only place I would differ from that is - in our etch and deposition tools we do sell metrology sensors in the process hangers for end point detection and thickness. But for the immediate future the growth is more in dedicated in fab production metrology rather than in integrated process equipment.

Robert Maire:  Great okay thanks.

Operator:  Our next question comes from Brett Hodess with Merrill Lynch.

(Semir Desian):   Hi this is (Semir Desian) for Brett.  First question is
         regarding the orders that you reported of $78 million where there any cancellations or adjustments in that number or is that a gross or a net number?

Ed Braun: All of the numbers were gross numbers. The cancellations and adjustments for the quarter were about $4 million so they are sort of in the noise level. In fact none of them were in semiconductor.

(Semir Desian):    Okay great and what area were they in?


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Ed Braun:  They were in telecommunication and Ion sources.

(Semir Desian): Okay the other question was regarding your outlook on orders in your prepared comments you talked about the SEMI and the research area being up double digits in order growth in the other sectors such as telecom and storage being flat. But your order outlook the number you gave was I think about $75 million or so a little bit down from $78 million.

         Is there a reason for that conservatism in the order outlook? Is it just the industry environment or are you seeing anything in specific regards to SEMI area that might allude to any kind of slowdown based on those capital-spending cuts?

Ed Braun:  No it is just really conservatism. We would be clearly above
         $75 million. I think orders will be up from the $78 million level. And I think the growth will come within semiconductor and nanotechnology. I think data storage will be flat to up a little bit and telecom will be flat. I think - one of the important comments here is there is a lot of discussion about slowdown and cap ex in 300 millimeter.

         And I think that is - we each have our own opinion as to what is happening. And I think the problem is not so much an uncertainty in economics or an uncertainty in next level of demand. I think more it is the 300-millimeter investments that have been made are early in the yield improvement. And I think people are not yet seeing low cost dye coming from the new 300-millimeter fabs.

         So that is good for metrology and will probably provide more metrology equipment while they improve those yields. But it probably means a delay in the next wave of cap ex spending for 300 millimeter. But I think the 300 millimeter ultimate cost is so compelling that more people will build fabs but with some delay.

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(Semir  Desian):  Okay so I guess what you are saying is that you feel that you are somewhat immune to the macro kind of effects of the slowdown just because of the adoption cycle or space that you are in for the FM products?

Ed Braun:  Immune is a tough word. I would say we are a technology company.

         We don't sell a lot of capacity equipment. And I think as a technology company our enabling metrology tools and AFM - even in this quarter went from 3 tools to 11 tools. There will be more adopters of AFM.

         So I would expect we will continue to see significant growth in metrology in semiconductor in Q3 and Q4 despite the fact that overall in the industry you may not see large cap ex improvements. But you will see technology buys.

(Semir Desian): Okay that is a good point regarding the adoption are you seeing in the adoption space are you seeing more customers adopting it. Can you maybe quantify the number of customers you are seeing adopting it? And also maybe in terms of the applications are you seeing more applications adopting it or are you just simply seeing more tools being adopted from R&D and production? Which one of those three?

Ed Braun: Well the 11 tools we sold I think there was only one multiple buy. So - and it was a broader cross section geographically than Q1. So whereas in Q1 we sold a lot of buys coming from (APAC) in Japan, in Q2 we saw more North American, European and Japan buys. And they were having to do with .13-micron (de-bench) CMP applications which all of which will continue. And many of those customers will buy a second or third AFM to help solve - to take more data to solve their yield problems.

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         And then most importantly this introduction of our 3D AFM at SEMI gives us a whole new market and that is lithography applications where now we can look at - right after the stepper we can look at photo resist sidewalls. Photo resist dimensions using an AFM.

         And that is a very big market. So I would expect we would see that growth on top of etch and CMP and copper for .13 micron. I think the future for AFM in the fab looks very strong for the next year.

(Semir Desian):  Okay great and last question is on the wireless telecom area.
         On the $9 million in orders how much was that optical and how much was wireless and how much was equipment versus maybe spares?

Ed Braun: It is about half wireless and half - we are in the noise level now at these levels. It is about half wireless and half optical at about probably 30 to 40% of the total are spares in Ion sources. So without the sort of three or four systems a quarter coming from Ion tech and three or four systems a quarter coming from Applied EPI to molecular beam (epitaxi).

         And I will give a little color there. The molecular beam (epitaxi) is almost all research. A lot of (Ridge) University research frequently sponsored by industrial companies for molecular beam (epitaxi). So there is a future there but there are no capacity buys short term.

         For Ion tech we are selling our SPECTOR (1) at rather low prices. And this quarter we are introducing SPECTOR (2), which is the 50-gigahertz SEM film filter deposition solution. So it will be interesting to see whether - and there is a prospect list with more traditionally names on it. So it will be interesting to see in Q3 and Q4 whether there is an up tick in the 50-gigahertz area. But I am sort of calling it flat just to be conservative.


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(Semir Desian):  Okay and the drop off in orders in that segment over Q1 was that unexpected or was that - was there some orders that were given last quarter that maybe it is just a lumpy time right now.

Ed Braun: It is the latter. In Q1 there was a rather large multiple order from Taiwan China that didn't exist in Q2. So it was lumpy.

(Semir Desian): Okay great all right thanks a lot Ed.

Ed Braun:  Thank you.

Operator:  Moving on to Glen Yeung with Salomon Smith Barney.

Glen Yeung: Hi Ed can you tell me about the mix of business expectations for Q3 between process equipment and metrology. And perhaps relate that to what the gross margins will look like?

Ed Braun: Glen you can see in this environment our processes equipment business is flat to down a little bit and our metrology business continues to grow. So last year we were - while those businesses were quite healthy we were one-third metrology and two thirds process equipment.

         In the first half I think it was sort of 50/50 Jack - 50% metrology and 50% equipment? And I think metrology is going to grow - in the second half of the year metrology will probably continue to overtake process equipment in being over 50% of our business at very healthy gross margins.

         So part of our recovery will be blessed by the fact that the metrology content will grow in Q3 and Q4. I think equipment comes back more in '03. So this will help recovery of margins overall.

Glen Yeung:   And you quoted a metrology gross margin in the quarter of 53% is that right?

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                                                                        Page 18



Ed Braun:  Yes and 37% in equipment.

Glen Yeung:   Where can the metrology gross margins go to as the business continues to improve?

Ed Braun:  It could go up a couple more percentage points.

Glen Yeung:   Okay and I wonder if you have any thoughts on the PVD business for data storage. It has been a relative successful solution for you but very expensive. I wonder if you have any thoughts on what the trends there might be.

Ed Braun: Yes just before I address PVD just an additional point on your metrology question. Not only are the gross margins 53 to 54% now. But the new tool that we demonstrated successfully at SEMI West has a much higher ESP. It has an ESP of something around $1.8 million to $1.9 million compared to our traditional 1.3 to 1.4. So the margins there will be even higher.

         Going to your PVD question we continue to see investment in technology in data storage in their next generation platters - 60 and 80 gigabytes platters. Which will require GMR moving to TMR, which takes advantage of ultra high vacuum PVD IVD combinations. There is some consolidation occurring within the industry as was mentioned earlier Hitachi and IBM.

         I think Seagate is gaining market share. I think (CDK), (Alps) (Fujisu) and Sony are also investing in technology. So I think we are going to see more technology buys over the next two or three quarters. And then some capacity buys as data storage has a greater demand for the newer heads.

Glen Yeung: And when you say capacity buys that is beneficial for the PVD business?

Ed Braun:  Yes PVD and IVD combined.

Glen Yeung: Okay and then lastly if you could just talk about - I guess the visibility in the nanosciences business. It is not an end market that I am familiar with so I thought about how that rolls out for you. And perhaps some words about the sales cycle about how that business works for you I guess.

Ed Braun: Since we are - all of us are more semiconductor and data storage knowledgeable in terms of our market knowledge than we are nanotechnology or scientific research. Veeco probably has to do a better job in finding some market research studies that give their prove your modeling ability. And as you say it is a very broad market.

         Now all of these nanotechnology centers are multi-disciplinary so they're physicists, biologists, chemists, material sciences double ((inaudible)) working shoulder-to-shoulder using these tools. The buy cycle is relatively short. These are often $100 to $200 to $300,000 ASP tools with a 90-day buy cycle. The number transactions per quarter are very high. A couple of hundred of transactions per quarter.

         It is territory sales over a very broad array of universities. And it seems very solid and continues to grow. This quarter was a high - record high and I think we will continue to see growth over the next couple of quarters that will be at least high single digit more likely double digit.

Glen Yeung:  Great thanks.

Operator:  And moving on to Graham Tanaka with Tanaka Capital Management.

Graham Tanaka: Yes a nice quarter considering - just to leverage off of that last question of Glen's on nanotech when does it get large enough to become reported? Or are you willing to give it sort of revenues numbers on nanotech?

Ed Braun: I think we are there. We have already asked our accounting people to dive into our numbers and sort of break apart those segments. What we call scientific research, which is probably about 40% nanotech -- I am guessing Graham but we will have numbers soon -- is the aggregate of nanotech life sciences university and industrial research.

         And nanotech life sciences are the higher growth elements and are clearly double-digit growth elements. And I think are well over 40% of the total. But I think in the next couple of quarters we will break that apart for you.

Graham Tanaka: Great okay I was just wondering if there was anything going on in terms of pricing or if you could describe industry conditions in semiconductor?

Ed Braun: For us the higher gross margin areas continue to be semiconductor based on our metrology AFM sales having good gross margins. And being in demand. And nanoscience and research where individual units sales - there are multiple buys so the gross margins have always been high there as well compared to the two areas that are still in recovery that have lower margins and that is data storage and telecom. And I think data storage and telecom will continue to have lower margins for a while until a fuller recovery in '03.

Graham Tanaka: Okay addressing this nagging question of the slowdown in semiconductors are you saying that while there may be slowing in the industry because of the higher yields on 300 millimeter that you see Veeco continue to grow because of the higher proportion usage of measurement tools?

Ed Braun: Exactly I think that - if one listened to all of the papers presented at SEMI I think most people were sort of shocked to find out that .13 copper yields are as low as they are. That they are 10 to 30%. And we are very early in the cycle. People are trying to implement unusual number of technology changes simultaneously copper, low K, high K .13 micron, 300 millimeter and so yields are disappointing on 300 millimeter critical steps.

           And I think those have to be improved so people can see the expected low cost dye coming from 300 millimeter before there is an overall continued spending of 300-millimeter fabs.

Graham Tanaka: And what time frame do you see before people get that kind of response?

Ed Braun: Well if you listen to the process development people I think they feel they are a couple of quarters away from improved yields. Which would arithmetic to lower cost dye coming from 300 millimeter, which would allow people to belly up to the investments of 300 millimeter. So I think for the next two or three quarters we will all continue to see growth from technology metrology buys. And then a greater cap ex in '03.

Graham Tanaka:   Based on a recommitment to 300 millimeter.

Ed Braun: Yes 300 millimeter when the yields are right have a very compelling cost structure for ITs compared to 200 millimeter. But the yields have to be well above 30 to 40 %. We somehow have to find yields that are 80 to 90% on a 300 millimeter wafer and paint the failing compelling picture to make that next investment.

Graham Tanaka: So you think it is a couple of quarters before they get to that percent level yields?

Ed Braun:  Before they get to 60 to 70 to 80% yes.

Graham Tanaka:   Thank you very much.

Operator:  Next we will hear from Mark Miller of Hoefore.

Mark Miller: Good morning to start off with the data storage sector. I am just wondering do you see TMR type heads being cut in at 80 or after 80 takes bits per square inch?

Ed Braun: At about that point. If you look at platter size generally they refer to their new product in platter size. And so I think at about 80 gigabytes platters people start to introduce advanced GMR or TMR the next generation head. And platter size beyond that is likely 100 to 120 gigabytes platters will require production of TMR heads. And that is sort of a year from now mid '03 event.

Mark Miller: You mentioned on the 10 target tools there was an Ion Beam oxidation module. I am just wondering a few years ago the Ion Beam oxidation process was not competitive with thermal. Have the results improved in terms of producing a good oxide layer or is this for something else?

Ed Braun: No not only have the results improved but the oxide layer is now so thin that you can't do it thermally.

Mark Miller:  Okay.

Ed Braun: You have to do it Ion Beam oxidation because the oxide layer is very very thin and needs to be very precisely controlled in uniformity and in thickness.

Mark Miller: Just about a couple of customers there Seagate the last two quarters have really produced a great quarter in March and are definitely having some lower results reported. We heard about employee reductions and also some equipment push outs. Are you seeing any order push outs or any push outs from Seagate recently?

Ed Braun: No Seagate remains in our top two or three customers. Very technology oriented. I think Seagate as I commented will take market share in the next six months. It has very good technology.

Mark Miller:  Okay now (Readwrite) is there any financial liabilities in case
         (Readwrite) can't meet its obligations to (Meco) and it's other equipment suppliers?

Ed Braun: No we work very closely with all of our suppliers including
         (Readwrite) so that there are no liabilities. We look forward for (Readwrite)'s success over the next couple of quarters.

Mark Miller: The final question you mentioned Applied EPI had a few tools I was wondering if you could give us a little bit more information on how Applied EPI did this quarter?

Ed Braun: Applied EPI - as I said we are down a little bit in orders from the first quarter because of a large buy in Taiwan which didn't repeat. And Applied EPI continues to sell to a worldwide base of universities who are doing usually industry sponsored work on molecular beam (epitaxi) continuing to advance laser bars and most importantly to provide integrated devices where a common platform is being used to put three or four components together on.

Mark Miller:  Do you have a sales figure for them this quarter?

Ed Braun:  Yes let me...

Jack Rein: It is $6.5 million.

Ed Braun:  Did you hear that?

Mark Miller:  Six and a half million okay what about orders?

Ed Braun:  Orders about $5.5 million

Mark Miller:    Thank you.

Operator: Thank you Mr. Miller I would like to remind today's telephone audience that if you do have a question it is star 1 on your touchtone telephone. Next we will hear from Greg Konezny of Piper Jaffrey.

Greg Konezny:  Hi good morning Ed.

Ed Braun:  Good morning.

Greg Konezny:   Regarding the AFM where do you think we are right now including the 11 orders that you got in the quarter in terms of number of AFMs per fab?

Ed Braun:  Very low.  We are still - mostly 0 to 1.

Greg Konezny: So a lot of these recent orders were from customers that didn't have an AFM in the fab?

Ed Braun: Right these are new customers. As I said one of the orders was multiple buys so we continue to hear that when fully invested these people will need three to five AFMs per fab and currently have 0 to 1 per fab. So you can look at - we could double our AFM business in the next six quarters as people more fully invest in metrology.

Greg Konezny: Okay good and regarding AFM business given the growth that you are seeing there are you seeing any new competition or any change in the competitive landscape recently?

Ed Braun: No AFM - we sell a long side of CD SEMs and other tools that we don't manufacture. But in the area 3D metrology our product is unique. There are competitors Seiko - there are two or three small companies that build an AFM mostly for research. We seldom see any competition in a fab. We have probably a 70 or 80% market share. We have very strong intellectual property.

         And this new tool that we have introduced at SEMI really brings together some of the intellectual property that came to us from the IBM purchase a couple of years ago of side wall control and taking more data points.

         And that opens up the entire area of lithography metrology what is called field exposure matrix. People tuning their very demanding lithography step at the photo resist level. That market is probably as large by itself as the rest of the combined etch and CMP market.

Greg Konezny: So is that included in the three to five or would lithography be incremental to that?

Ed Braun: Lithography would be incremental to that but we are just beginning that work.

Greg Konezny: Okay and is the issue regarding throughput on AFM tools is that - have you changed your throughput on those tools much recently?

Ed Braun: Well the 3D dimension X at SEMI - that was introduced at SEMI has a throughout of 15 wafers an hour. So that is nearly double the existing AFM throughput. And really now puts us in line to do a much higher sampling rate in the fab on a production basis.

Greg Konezny:  Okay all right thanks Ed.

Operator:  Next we will hear from Peter St. Denis from Advent Capital.

Peter St. Denis: Yes I just wanted to know what is your operating cash flow for the most recent quarter as well as free cash flow? And also looking at FEI versus you guys - you guys have done a pretty good job on the cash flow. And FEI has been sort of negative operating cash flow. What are your plans once the deal closes as far as cash flow?

Ed Braun:  I'll let Jack answer that.

Jack Rein: We had positive cash flow of almost $3 million at the free cash flow level.

Peter St. Denis:  How much was that again?

Jack Rein: Three million.

Ed Braun:  Three million.

Peter St. Denis:   In free cash?

Jack Rein: Yes.

Peter St. Denis:  And the cap ex again was $4.2 so you add...

Jack Rein: That was for six months I'm sorry I gave you the quarter there.
         If you want to know what the six-month number is hang on a second.

Peter St. Denis:     Oh no what is the quarter for operating cash flow?

Jack Rein: I just gave you that number that was the $3 million.

Peter St. Denis:  Okay.

Jack Rein: And the cap ex for the quarter was $2.2. The number I gave earlier was for six months.

Peter St. Denis:  Okay.

Ed Braun: I think the combination FEI and Veeco having very high amount of metrology - high gross margin metrology product going forward and having modest cap ex needs should be cash positive as a combination. Jack do you want to...

Jack Rein: Yes I think one of the things that we are going to continue to do is focus on - I think we have done a good job - talking about cash flow the name of the game obviously is operating profit and inventory working capital. We have done a reasonably good job in a tough environment on receivables. I think those are better than comps.

         Inventory is in the area that we need to do better on. We have programs in the last six months to try to work on those. And certainly FEI as well we will be looking at inventory as a primary target to generate cash.

Peter St. Denis: Okay I mean I just clicked the recent quarters in FEI is sizably negative.

Jack Rein: We will be focusing on cash as we go forward. Not only in Veeco but I think as the industry as a whole is going to focus on that.

Ed Braun: But as the metrology becomes the higher content of our total business traditionally metrology has a higher gross margin and traditionally it is a more standard product that you sell in larger numbers so the receivables and the collection of installation of it is faster and the payments are faster. So I think that should show up in our improved cash flow going forward.

Peter St. Denis:  Okay thank you.

Operator:  Deborah Kulisch of Farallon Capital has our next question.

Deborah Kulisch:  Hi good morning I just have a quick question on the merger.
         I would like to know the date that the HSR filings place.

Ed Braun:  Could you repeat that?

Deborah Kulisch:   On the merger I would just like to get the date that you
         filed the HSR filings?

Ed Braun:  It was a week ago Friday.  I don't have that date. It was the 19th.

Deborah Kulisch:     Great thanks a lot.

Operator:  David Duley of Wells Fargo.

(Mehmet): Yes this is (Mehmet) for Dave Duley good morning on the new AFM could you talk about the adoption is it going to be ((inaudible)) immediately and maybe could you also talk about the opportunity per line on full grown fab.

Ed Braun: Okay I think we just explained it but let me repeat. We had 11 orders in the quarter compared to 3 in the prior quarter. Only 1 of the 11 orders were multiple buys and it is still very early in the process of bringing fab to a potential of three to five AFMs per fab from a current base of sort of 0 to 1.

         I think we could more than double the business in the next six quarters and clearly because of the low yields that people are experiencing in copper .13 micron we are seeing more adopters or in-line metrology for those applications.

(Mehmet): And you don't expect any sort of like cannibalization within the new and the older AFM too?

Ed Braun: No that is a good question the old -- if I may call it old -- the existing AFM tool will continue to be sold for etch, CMP applications. The newer tool will be sold for lithography, photo resist and Photomask applications. So they will not - it will be additive it will not be any cannibalization.

(Mehmet): Great and just a quick question how many headcount do you have at the end of the quarter?

Jack Rein: Thirteen fifty.

Ed Braun:  Thirteen fifty.

(Mehmet):  Okay thank you.

Operator:  Next is Christina Osmena of Needham & Company.

Christina Osmena: I had a couple of questions what were your AFM revenues in the quarter I didn't hear if you did say that.

Ed Braun: Hang on Christina let me get the - AFM revenues in the quarter were $29 million.

Christina Osmena:    Okay and what is...

Ed Braun:  That is a combination again of semiconductor and research.

Christina Osmena: And the scientific and research markets you gave those kind of good sense of the gross rates of the nano and the life sciences market. But could you tell us what you expect the growth rate to be of the university and industrial segments.

Ed Braun: I would say 5 to 8% and those are the traditional rates of industrial research on a very broad basis. But the growth rates in nanotech and life sciences are very - are high double digit.

Christina Osmena:    So probably on a blended basis could we kind of put that
         as maybe the low teens or the high teens?

Ed Braun:  I would say mid teens are probably a good model.

Christina Osmena: Okay also when you first acquired Applied EPI you gave us guidance that it would be additive by 8 cents for the year 2002. Now that was before September 11. And then you also gave us guidance that you expected sequential growth from that point. Now things have changed since then. Could you kind of revisit what you expect Applied EPI to do maybe this year and next top line and bottom line.

Jack Rein: Yes I would say that we are looking at approx $35 million kind of revenues from Applied EPI this year with maybe 10 to 12% operating profit.

Ed Braun: So profitable in a down market. The larger growth that all are expecting to come from things like ((inaudible)) on silicon and more attend to convergence of semiconductor and telecommunication devices I think are pushed off a year.

Christina Osmena: Okay and also what were your deferred revenues in the quarter?

Jack Rein: The balance sheet shows...

Christina Osmena:    The profit on the balance sheet.

Jack Rein: Yes shows $6.8 million

Christina Osmena:    That is deferred profit would you share the deferred
         revenues?

Jack Rein: I don't have the number off the top of my head Christina.

Christina Osmena:    Okay thanks a lot.

Jack Rein: Sure.

Ed Braun:  Thank you.

Operator:  And moving on to J.D. Padgett of Founders Funds.

J.D. Padgett:   Two quick ones one, the share count looking forward?

Ed Braun: We are running just under 30 million on a weighted average depending upon what the stock market does that impacts option impact but I would expect that to be kind of level EPS until - obviously until we close the merger.

J.D. Padgett:  Okay so you don't look for significant growth in that?

Ed Braun:  Right.

J.D. Padgett: Okay and then operation expense - it sounds like in your guidance you are kind of thinking about that being flat in dollars for the September quarter?

Ed Braun:  Yes that is true.

J.D. Padgett: Could you also hold that kind of expense control under the December quarter prior to the transaction?

Ed Braun:  We would certainly be looking to do that.

J.D. Padgett:  Okay thank you.

Ed Braun:  Operator I think we will take one more question.

Operator: Thank you sir our final question will come from Kevin Vassily from Thomas Weisel Partners.

Kevin Vassily: Yes hi guys very quick question on FEI. You talked actually on this call a couple time about expectations of the footprint for AFM inside the fab environment. Do you have a ballpark as to what FEI might add to that three to five per fab that you are looking for?

Ed Braun: I think the FEI potential is quite similar to AFM potential and complimentary to it. As people begin to understand that one tool is a surface analyses tool and the dual fib SEM FEI tool is a buried layer tool. And as new materials are added and as defects at smaller geometries become more significant buried layer metrology in the fab and in failure analysis will continue to grow as it has recently at FEI.

         So I think the marriage is very very powerful in giving our customers now a combined solution going forward for surface and subsurface metrology. And I think their potential the FEI potential is similar in size to the AFM potential but they are just earlier in the cycle of transitioning from failure analysis applications to in-line fab. And we could help with that.

Kevin Vassily:    Great okay thank you.

Ed Braun: Thank you operator and I - in summary I would say that this remains a difficult environment we are pleased that we have made our numbers in Q2 and we see growth - incremental growth in Q3 and Q4. And that our technology is quite strong and will sustain the growth over the next couple of quarters. Thank you all for your attention.

Operator: That does conclude today's teleconference. Thank you for your participation. You may now disconnect.


                                       END


--------------------------------------------------------------------------------


CAUTION REQUIRED BY CERTAIN SEC RULES

In connection with their proposed merger, Veeco and FEI will be jointly preparing a proxy statement/registration statement on Form S-4 containing a prospectus relating to the shares to be issued to FEI stockholders and will be filing such joint proxy statement/registration statement on Form S-4 containing a prospectus relating to the shares to be issued to FEI stockholders with the SEC as soon as practicable. Investors and security holders are urged to read this document when it becomes available because it will contain important information about the proposed merger. Investors and security holders may obtain copies of this document, when it has been filed with the SEC, as well as other SEC filings of Veeco and FEI, free of charge from the SEC's website at www.sec.gov as well as from the applicable company by directing a request to Investor Relations for Veeco, at (516) 677-0200, Ext. 1403 and to Investor Relations for FEI, at (503) 640-7500 Ext. 7527.

Veeco and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Veeco and FEI stockholders with respect to the Veeco/FEI transaction. Information regarding such individuals is included in Veeco's proxy statement dated April 9, 2002 relating to its 2002 annual meeting of stockholders, available free of charge from the SEC and Veeco as indicated above.

FEI and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the FEI and Veeco stockholders with respect to the Veeco/FEI transaction. Information regarding such individuals is included in FEI's proxy statement dated April 17, 2002 relating to its 2002 annual meeting of stockholders, available free of charge from the SEC and FEI as indicated above.

For information regarding the terms and conditions of the proposed merger, including the consideration to be issued to FEI stockholders and the conditions to consummation of the merger, please refer to the Current Report on Form 8-K filed by Veeco on July 12, 2002, which includes as an exhibit a copy of the merger agreement between Veeco and FEI and is incorporated by reference herein. This filing is available free of charge from the SEC and the applicable company as identified above.